EXHIBIT (a)(1)(v)

March 2, 2009

To Sirona Employees and Consultants Eligible to Participate in the Stock Option Exchange Program:

A new Sirona Stock Option Exchange Program (“Exchange Program”) opened today and will close at 11:59 p.m. EDT on March 30, 2009, unless we decide to extend the Exchange Program. The Exchange Program applies to certain Sirona stock options granted under Sirona’s 1996 Stock Option Plan. You have been identified as an employee who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program. Note that eligibility is based on a number of factors, including continued employment or consultancy status. Further details on eligibility are included in the Exchange Program materials, which you will soon receive in the mail.

The Exchange Program gives you the opportunity to elect to exchange a substantially underwater stock option for a replacement stock option, representing the right to purchase fewer shares at a lower per share exercise price. The number of shares you will be able to purchase pursuant to a replacement option will be determined by using an exchange ratio. The Exchange Program applies to outstanding options under the 1996 Plan with an exercise price of $25.10 per share. The information being mailed to you from the Company will describe the terms of the Exchange Program and the exchange ratios at certain assumed stock prices.

Making a Decision About Whether or Not to Participate

You will soon receive a package by mail at your home address from the Company that contains information on the exchange process, answers to frequently asked questions, and instructions on how to elect to exchange your eligible options. If you decide to exchange your eligible option, we must receive your completed Election Form before 11:59 p.m. EDT on March 30, 2009.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

If you do not receive your package of materials by March 9, 2009, or if you have questions about the Exchange Program, please send an e-mail to optionexchangeacceptance@sirona.com or call (718) 482-2285. You will have the ability to leave a voice message on this extension.

We are pleased to offer the Exchange Program and encourage you to thoroughly review the materials to determine whether to participate in the Exchange Program.

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

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